Benjamin M. Alexander D: 310.201.7522 F: 310.201.2313 BAlexander@GreenbergGlusker.com File Number: 15674.00001

August 6, 2014

FILED BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Erin Wilson, Esq.

Re:	Gold Ridge Resources, Inc.
Current Report on Form 8-K
Filed July 21, 2014
File No. 000-55162
(the “Form 8-K”)

Dear Ms. Wilson:

On behalf of our client, Gold Ridge Resources, Inc. (“Gold Ridge” or “the Company”), I am writing to respond to John Reynolds’ letter dated July 25, 2014 regarding the above-referenced filing (the “Comment Letter”).

The Company respectfully disagrees with the statement in the Comment Letter that “you state that you were a shell company before the transaction.” Neither the Form 8-K nor any previous filings made by the Company contain such a statement. Therefore, the Company does not believe that it is required to provide “Form 10” information in the Form 8-K.

The Company is working assiduously to provide the financial statements and pro forma financial information required by Item 9.01 as soon as practicable and in any event, within the 71 calendar day period after the initial filing date of the Form 8-K.

Further, as a matter of more completely informing investors of the Company’s current plans and operations, the Company intends to disclose all “Form 10” information with respect to the Company as constituted following the transaction described in the Form 8-K in the near future. Such disclosure will be made either by means of amending the Form 8-K or in other Exchange Act reports.

On behalf of the Company, the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me at (310) 201-7522 if you have any further questions or require additional information.

Respectfully submitted,

/s/ Benjamin M. Alexander

Benjamin M. Alexander

BMA

cc:	Clinton Pyatt, CEO, Gold Ridge Resources, Inc.

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